Self-Certification of Financials

I, Samim Syed, being the Chief Financial Officer of Capsll, Inc a Delaware Corporation, hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of July 27, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year to date ended July 30, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

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(Signature)

Samim Syed

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Chief Financial Officer

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07/27/2021

EXHIBIT A

Financial Statements

NOTE: The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

CAPSLL, INC.
BALANCE SHEET
Unaudited Financial Statements for the Period
As of August 03, 2021

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 16,731	$ 0.00
Accounts receivable	$ 50,000	$ 0.00
TOTAL CURRENT ASSETS	$ 66,731	$ 0.00
Fixed Assets, net	$ 0.00	$ 0.00
Deferred tax assets, net	$ 0.00	$ 0.00
Total Assets……………………………………………….	**$ 66,731**	**$ 0.00**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 0.00	$ 0.00
Deferred Revenue	$ 0.00	$ 0.00
Advances from related parties	$ 9,800	$ 0.00
Total Liabilities …………………………………………	**$ 9,800**	**$ 0.00**
STOCKHOLDERS' EQUITY		
Common stock, $0.0001par value, 10,000,000 shares authorized	$ 1,000	$ 0.00
Additional paid in capital	$ 0.00	$ 0.00
Total Stockholders' Equity	$ 1,000.00	$ 0.00
Total Liabilities and Stockholders' Equity	**$ 66,731**	$ 0.00

CAPSLL, INC.
STATEMENT OF OPERATIONS
Unaudited Financial Statements for the Period
As of August 03, 2021

	2021	2020
Revenues	$ 0.00	$ 0.00
Cost of Revenues	$ 0.00	$ 0.00
Gross Profit (loss)	$ 0.00	$ 0.00
Operating expenses		
General and Administration	$ 0.00	$ 0.00
Depreciation	$ 0.00	$ 0.00
Total operating expenses	$ 0.00	$ 0.00
Net Income Before Tax	$ 0.00	$ 0.00
Deferred Tax Asset	$ 0.00	$ 0.00
Net Loss	$ 0.00	$ 0.00
Other Comprehensive Income		
Foreign currency translation adjustments	$ 0.00	$ 0.00
Comprehensive Loss	$ 0.00	$ 0.00

CAPSLL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Unaudited Financial Statements for the Period

As of August 03, 2021

Common Stock

	Shares	Par Value	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance as of January 1, 2021 (Inception)	5,000,000	$0.0001	$0	$0	$0	$500
Net Income (Loss)	0	$0	$0	$0	$0	$0
Balance as of August, 2021	5,000,000	$0.0001	$0	$0	$0	$500


CAPSLL, INC.
STATEMENT OF CASH FLOWS
Unaudited Financial Statements for the Period
As of August 03, 2021


Cash Flows from Operating Activities	$	0.00
Net Income (Loss)	$	0.00
Adjustments to reconcile net income (loss) to net cash provided by operations:	$	0.00
Depreciation	$	0.00
Changes in operating assets and liabilities:	$	0.00
(Increase) Decrease in accounts receivable	$	0.00
Increase (Decrease) in accounts payable	$	0.00
Increase (Decrease) in deferred revenue	$	0.00
Net cash used in operating activities	$	0.00
Cash Flows from Investing Activities		
Purchase of equipment	$	0.00
Payments for internally developed software	$	0.00
Net cash used in investing activities	$	0.00
Cash Flows from Financing Activities		
Issuance of advances from related parties	$	0.00
Issuance of common stock	$	0.00
Net cash provided by financing activities	$	0.00
Net change in cash and cash equivalents	$	0.00
Cash and cash equivalents at beginning of period	$	0.00
Cash and cash equivalents at end of period	$	0.00

COMPANY NAME, INC.
NOTES TO FINANCIAL STATEMENTS
Unaudited Financial Statements for the Period
As of August 03, 2021

NOTE 1 – NATURE OF OPERATIONS

Capsll Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on March 5, 2021. The Company's headquarters are in Austin, TX. The Company began operations in 2021.

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed an income tax return in the United States, as the Company was incorporated in Delaware on March 5, 2021. The Company intends to file its income tax return for the year ending March 31, 2022 by the due date set by the Internal Revenue Service. The return will remain subject to examination under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – STOCKHOLDERS' EQUITY

As of March 5, 2021, the Company had authorized 10,000,000 shares of common stock. As of July, 2021, the Company had 5,000,000 shares of common stock issued and outstanding.

NOTE 5 – SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of July, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

(Example of no litigation) The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Management's Evaluation Management has evaluated subsequent events through October 15, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements

Management's Evaluation

Management has evaluated subsequent events through July 31st, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.